ELECTRONICS

RECEIVED

2009 OCT 20 A 9:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ultra Electronics Holdings plc

Kingsditch Lane
Cheltenham
Gloucestershire GL51 9PG
England

Tel: +44 (0) 1242 225039
Fax:+44 (0) 1242 225093

www.ultra-electronics.com

5 October 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington
DC 20549
USA

[redacted]

09047116

SUPPL

Dear Sirs

Ultra Electronics Holdings plc – Filing No. 82-34976
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ultra Electronics Holdings plc is obliged to furnish the Securities and Exchange Commission with information and documents under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The information enclosed herewith covers the period 01 April 2009 to 30 September 2009.

Yours faithfully
On behalf of Ultra Electronics Holdings plc

David Garbett-Edwards
pp **Company Secretary**

Encls (1)

dlw 10/20

Information and Documents for Exception under Rule 12g3-2(b) of the US Securities Exchange Act of 1934, as amended

I. PUBLIC DOCUMENTS

Part A	Information made public pursuant to UK Law
Part B	Information filed with the London Stock Exchange
Part C	Information distributed to security holders, published in newspapers, magazines and the company's website

II. TYPES OF INFORMATION REQUIRED TO BE FILED

III. US HOLDERS

I. Public Documents

Ref	Filing Date	Description
I.A.22	02/04/2009	Director Appointment - Sir Robert Walmsley
I.A.23	27/04/2009	Director Resigned - David Jeffcoat
I.A.24	27/04/2009	Secretary Resigned - David Jeffcoat
I.A.25	27/04/2009	Director Resigned - Andrew Walker
I.A.26	27/04/2009	Appointment of Secretary - David Garbett-Edwards
I.A.27	27/04/2009	Appointment of Director - Paul Dean
I.A.28	03/08/2009	Annual Return
I.A.29		Companies House filing history from 01/04/09 - 30/09/09 to show record of 88(2) forms filed on-line

Sent to MO for signature 18/3/09

File No. 82-34976 1A.22

RECEIVED
2009 OCT 20 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Appointment form

Notes on completion appear on reverse.

Company Number	02830397
Company Name in full	ULTRA ELECTRONICS HOLDINGS PLC
Date of appointment (Day Month Year)	22 01 2009
†Date of Birth (Day Month Year)	01 02 1941
Appointment as director	✓
as secretary	
NAME *Style / Title	SIR
*Honours etc	KCB
Forename(s)	ROBERT
Surname	WALMSLEY
Previous Forename(s)	
Previous Surname(s)	
††Usual residential address	Butter Place Branch, Lloyds TSB Bank plc PO Box 99 BX1 1LT
Post town	Emeth Pagan Osborne 12 St Catherine St Cupar
Postcode	
County / Region	FIFE
Country	UK
†Nationality	BRITISH
†Business occupation	COMPANY DIRECTOR
†Other directorships (additional space overleaf)	CHAIRMAN OF THE BOARD OF THE MAJOR PROJECTS ASSOCIATION

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

I consent to act as ** director / secretary of the above named company

Consent signature R. Walmsley **Date** 22 Jan 2009

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed SIGN HERE **Date** DATE

(a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

DAVID GARBETT-EDWARDS
ULTRA ELECTRONICS, KINGSDITCH LANE, CHELTENHAM GL51 9PG
Tel 01242 221166
DX number DX exchange

AYENL7GH
A01 17/02/2009 189
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Company Number 02830397

† Directors only.

†Other directorships: Non-Executive Director of Cohort plc

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

coform

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02830397

Company Name in full ULTRA ELECTRONICS HOLDINGS PLC

Name SIR ROBERT WALMSLEY

Company Name	Resignation
EDO (UK) Limited	20/01/2009
Non-Executive Director of British Energy Group plc	06/02/2009

Karen Dee

From: ef@ef.companies-house.gov.uk
Sent: 02 April 2009 09:43
To: Karen Dee
Subject: Companies House Web-Filing Service

This message has been generated in response to the company details submitted to the Companies House Web-Filing Service on 02/04/2009.

Company number: 02830397
Company name: ULTRA ELECTRONICS HOLDINGS PLC

The new appointment of SIR ROBERT WALMSLEY as director for the above company was accepted on 02/04/2009. This will be shown as a form 288a on the public record.

The filing reference number is 293036. Please quote this reference in any communication with Companies House concerning this transaction.

Thank you for visiting the Companies House Web site.

Service desk tel: 0303 1234 500 or e-mail: enquiries@companieshouse.gov.uk

File No.
82-34976 IA 23

288b

Terminating Appointment as Director or Secretary

Company Name: ULTRA ELECTRONICS HOLDINGS PLC
Company Number: 02830397

*This is a summary of the information submitted to Companies House on **27/04/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of termination appointment: 24/04/2009

Name: David John JEFFCOAT
Date of Birth: 21/04/1950
Nationality: British
Occupation: Group Finance Director

Address: 417 Bridport Road
Greenford
Middlesex
UB6 8UA

Karen Dee

From: ef@ef.companies-house.gov.uk
Sent: 27 April 2009 10:16
To: Karen Dee
Subject: Companies House Web-Filing Service

This message has been generated in response to the company details submitted to the Companies House Web-Filing Service on 27/04/2009.

Company number: 02830397
Company name: ULTRA ELECTRONICS HOLDINGS PLC

The termination of appointment of DAVID JOHN JEFFCOAT as director for the above company was accepted on 27/04/2009. This will be shown as a form 288b on the public record.

The filing reference number is 486898. Please quote this reference in any communication with Companies House concerning this transaction.

Thank you for visiting the Companies House Web site.

Service desk tel: 0303 1234 500 or e-mail:
enquiries@companieshouse.gov.uk

File No. 82-34976 1A24

RECEIVED
2009 OCT 20 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

288b

Terminating Appointment as Director or Secretary

Company Name: ULTRA ELECTRONICS HOLDINGS PLC
Company Number: 02830397

*This is a summary of the information submitted to Companies House on **27/04/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of termination appointment: 24/04/2009

Name: David John JEFFCOAT
Date of Birth: 21/04/1950
Nationality:
Occupation:

Address: 417 Bridport Road
Greenford
Middlesex
UB6 8UA

Karen Dee

From: ef@ef.companies-house.gov.uk
Sent: 27 April 2009 10:16
To: Karen Dee
Subject: Companies House Web-Filing Service

This message has been generated in response to the company details submitted to the Companies House Web-Filing Service on 27/04/2009.

Company number: 02830397
Company name: ULTRA ELECTRONICS HOLDINGS PLC

The termination of appointment of DAVID JOHN JEFFCOAT as secretary for the above company was accepted on 27/04/2009. This will be shown as a form 288b on the public record.

The filing reference number is 486858. Please quote this reference in any communication with Companies House concerning this transaction.

Thank you for visiting the Companies House Web site.

Service desk tel: 0303 1234 500 or e-mail: enquiries@companieshouse.gov.uk

288b

Terminating Appointment as Director or Secretary

Company Name: ULTRA ELECTRONICS HOLDINGS PLC
Company Number: 02830397

*This is a summary of the information submitted to Companies House on **27/04/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of termination appointment: 24/04/2009

Name: Mr Andrew John WALKER
Date of Birth: 27/09/1951
Nationality: British
Occupation: Company Director

Address: The Browns End
Bromesberrow
Gloucestershire
HR8 1RX

Karen Dee

From: ef@ef.companies-house.gov.uk
Sent: 27 April 2009 10:16
To: Karen Dee
Subject: Companies House Web-Filing Service

This message has been generated in response to the company details submitted to the Companies House Web-Filing Service on 27/04/2009.

Company number: 02830397
Company name: ULTRA ELECTRONICS HOLDINGS PLC

The termination of appointment of ANDREW JOHN WALKER as director for the above company was accepted on 27/04/2009. This will be shown as a form 288b on the public record.

The filing reference number is 486932. Please quote this reference in any communication with Companies House concerning this transaction.

Thank you for visiting the Companies House Web site.

Service desk tel: 0303 1234 500 or e-mail:
enquiries@companieshouse.gov.uk

File No.
82-34976 1A.26

288a

Appointment of a Director or Secretary

Company Name: ULTRA ELECTRONICS HOLDINGS PLC
Company Number: 02830397

*This is a summary of the information submitted to Companies House on **27/04/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of appointment: 24/04/2009
Appointment as: SECRETARY

Name: Mr David Garbett-Edwards
Date of Birth: 11/09/1954
Nationality: British
Occupation: Company Secretary

Address: Normansland
Normansland Road
DYMOCK
Gloucestershire
United Kingdom
GL18 2BE

Karen Dee

From: ef@ef.companies-house.gov.uk
Sent: 27 April 2009 10:50
To: Karen Dee
Subject: Companies House Web-Filing Service

This message has been generated in response to the company details submitted to the Companies House Web-Filing Service on 27/04/2009.

Company number: 02830397
Company name: ULTRA ELECTRONICS HOLDINGS PLC

The new appointment of MR DAVID GARBETT-EDWARDS as secretary for the above company was accepted on 27/04/2009. This will be shown as a form 288a on the public record.

The filing reference number is 487037. Please quote this reference in any communication with Companies House concerning this transaction.

Thank you for visiting the Companies House Web site.

Service desk tel: 0303 1234 500 or e-mail:
enquiries@companieshouse.gov.uk

288a

Appointment of a Director or Secretary

Company Name: ULTRA ELECTRONICS HOLDINGS PLC
Company Number: 02830397

*This is a summary of the information submitted to Companies House on **27/04/2009**. This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date of appointment: 24/04/2009
Appointment as: DIRECTOR

Name: Mr Paul David Dean
Date of Birth: 16/01/1961
Nationality: British
Occupation: Group Finance Director

Address: The Old Presbytery
Buckland
FARINGDON
Oxfordshire
United Kingdom
SN7 8QW

Directorships
Company Name: Foseco Holdings Ltd
Company Number:

Karen Dee

From: ef@ef.companies-house.gov.uk
Sent: 27 April 2009 13:14
To: Karen Dee
Subject: Companies House Web-Filing Service

This message has been generated in response to the company details submitted to the Companies House Web-Filing Service on 27/04/2009.

Company number: 02830397
Company name: ULTRA ELECTRONICS HOLDINGS PLC

The new appointment of MR PAUL DAVID DEAN as director for the above company was accepted on 27/04/2009. This will be shown as a form 288a on the public record.

The filing reference number is 487120. Please quote this reference in any communication with Companies House concerning this transaction.

Thank you for visiting the Companies House Web site.

Service desk tel: 0303 1234 500 or e-mail: enquiries@companieshouse.gov.uk

File No. 82-34976 1A.28

BLUEPRINT

RECEIVED
2009 OCT 20 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 2830397

Company Name in full Ultra Electronics Holdings plc

Date of this return
The information in this return is made up to

Day	Month	Year
2 5	0 6	2 0 0 9

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year
2 5	0 6	2 0 1 0

Registered Office
Show here the address at the date of this return.

417 Bridport Road

Any change of registered office must be notified on form 287.

Post town: Greenford

County / Region: Middlesex

UK Postcode: UB6 8UA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

10/08

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX ED235 Edinburgh 1 or LP-4 Edinburgh 2**

KLV/2830397/21710

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Equiniti, Aspect House, Spencer Road

Post town: Lancing

County / Region: West Sussex — UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

2 Temple Back East, Temple Quay

Post town: Bristol

County / Region: — UK Postcode: BS1 6EG

Company type

Please tick the appropriate box

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details.

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Mr

Forename(s): David

Surname: Garbett-Edwards

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ☐

Address ††: Normansland, Normansland Road

Post town: Dymock

County / Region: Gloucestershire — UK Postcode: GL18 2BE

Country: England

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name

* Style / Title: Mr

Date of birth (Day Month Year): 1 1 0 3 1 9 4 6

Forename(s): Christopher Stuart

Surname: Bailey

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††: Stone House, Westmancote

Post town: Nr. Tewkesbury

County / Region: Glos

UK Postcode: GL20 7EU

Country: England

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name

* Style / Title: Dr

Date of birth (Day Month Year): 2 3 1 2 1 9 4 3

Forename(s): Julian

Surname: Blogh

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††: Malvern, 83 Green Lane

Post town: Burnham Beeches

County / Region: Buckinghamshire

UK Postcode: SL1 8EG

Country: England

Nationality: British

Business occupation: Company Director

Company No 2830397

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	16 05 1953
Forename(s)	Douglas
Surname	Caster
Address ††	Ridge End, The Ridges, Finchampstead
Post town	Wokingham
County / Region	Berkshire
UK Postcode	RG40 3SY
Country	England
Nationality	British
Business occupation	Managing Director

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name

* Style / Title	Mr
Date of birth (Day Month Year)	16 01 1961
Forename(s)	Paul David
Surname	Dean
Address ††	The Old Presbytery, Buckland
Post town	Faringdon
County / Region	Oxfordshire
UK Postcode	SN7 8QW
Country	England
Nationality	British
Business occupation	Group Finance Director

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

BLUEPRINT

Company No 2830397

Directors

Please list directors in alphabetical order.

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Details of new directors must be notified on form 288a

Name

* Style / Title: Mr

Date of birth (Day Month Year): 1 6 1 0 1 9 5 0

Forename(s): Ian Roy

Surname: Griffiths

Address †† ☐ Stoners Farm House, Berrow Hill Lane

Post town: Feckenham

County / Region: Worcs

UK Postcode: B96 6QL

Country: England

Nationality: British

Business occupation: Managing Director

Directors

Please list directors in alphabetical order.

* Voluntary details.

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Details of new directors must be notified on form 288a

Name

* Style / Title: Mr

Date of birth (Day Month Year): 2 8 0 9 1 9 5 4

Forename(s): Andrew Norman

Surname: Hamment

Address †† ☐ The Summer House, Chilton Road, Long Crendon

Post town: Aylesbury

County / Region: Buckinghamshire

UK Postcode: HP18 9DA

Country: England

Nationality: British

Business occupation: Company Director

BLUEPRINT 2000

Company No 2830397

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

Name

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

* Style / Title: Sir

Date of birth: Day 01 Month 02 Year 1941

Forename(s): Robert

Surname: Walmsley

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

[X] **Address ††**: Lloyds TSB Bank Plc, Butler Place Branch, 1 Butler Place, Westminster

Post town: London

County / Region:

UK Postcode: SW1H 0PR

Country: England

Nationality: British

Business occupation: Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

* Voluntary details.

Name

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

* Style / Title:

Date of birth: Day Month Year

Forename(s):

Surname:

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

[ ] **Address ††**:

Post town:

County / Region:

UK Postcode:

Country:

Nationality:

Business occupation:

BLUEPRINT 2000

Issue share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY	68,168,304	£3,408,415.20
Totals	68,168,304	3,408,415.20

Traded public companies
A traded public company means a company any of whose shares are shares admitted to trading on a regulated market

Please tick this box if your company was a traded public company at any time during the period of this return [X]

List of past and present shareholders

(use attached schedule where appropriate)

Private or non-traded public companies are required to provide a "full list" if one was not included with either of the last two returns.

Traded public companies are required to provide a list of shareholders who held at least 5% of the issued shares of any share class if a list was not provided with either of the last two returns.

Please tick the appropriate box below:

	on paper	in another format
A full list of shareholders for a private or non-traded public company is enclosed. **Please complete Schedule A.**		
A list of shareholders holding at least 5% of the issued shares of any share class for a traded public company is enclosed. **Please complete Schedule B.**		X
A list containing shareholder changes is enclosed		

➔ For private or non-traded public companies, **please complete Schedule A**

➔ For traded public companies, **please complete Schedule B**

There were no shareholder changes in this period [ ]

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed D. Gadsbett-Edwards **Date** 6/7/09.

† (~~director~~ / secretary)

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Make cheques payable to Companies House.

This return includes 0 continuation sheets.
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Osborne Clarke, 2 Temple Back East, Temple Quay,
Bristol, BS1 6EG, England

Tel

DX number 7818 DX exchange Bristol

BLUEPRINT 2006

File No. 82-34976 IA.29

☐	88(2)	05/05/2009	AD 30/04/09 GBP SI 2300@0.05=115 GBP IC 3416702.7/3416817.7
☐	88(2)	05/05/2009	AD 30/04/09 GBP SI 9375@0.05=468.75 GBP IC 3416118.95/3416587.7
☐	AA	30/04/2009	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/12/08
☐	288a	27/04/2009	DIRECTOR APPOINTED MR PAUL DAVID DEAN
☐	88(2)	27/04/2009	AD 22/04/09 GBP SI 1526@0.05=76.3 GBP IC 3415573.9/3415650.2
☐	288a	27/04/2009	SECRETARY APPOINTED MR DAVID GARBETT-EDWARDS
☐	288b	27/04/2009	DIRECTOR RESIGNED ANDREW WALKER
☐	288b	27/04/2009	DIRECTOR RESIGNED DAVID JEFFCOAT
☐	288b	27/04/2009	SECRETARY RESIGNED DAVID JEFFCOAT
☐	88(2)	23/04/2009	AD 14/04/09 GBP SI 1873@0.05=93.65 GBP IC 3415403.95/3415497.6
☐	88(2)	21/04/2009	AD 15/04/09 GBP SI 3682@0.05=184.1 GBP IC 3415126.2/3415310.3
☐	88(2)	17/04/2009	AD 08/04/09 GBP SI 1377@0.05=68.85 GBP IC 3414873.25/3414942.1
☐	88(2)	17/04/2009	AD 08/04/09 GBP SI 182@0.05=9.1 GBP IC 3414864.15/3414873.25
☐	88(2)	14/04/2009	AD 01/04/09 GBP SI 1841@0.05=92.05 GBP IC 3414694.15/3414786.2
☐	288a	02/04/2009	DIRECTOR APPOINTED SIR ROBERT WALMSLEY
☐	88(2)	18/03/2009	AD 13/03/09 GBP SI 7451@0.05=372.55 GBP IC 3414229.55/3414602.1
☐	88(2)	18/03/2009	AD 13/03/09 GBP SI 1728@0.05=86.4 GBP IC 3413770.6/3413857
☐	88(2)	18/03/2009	AD 27/02/09 GBP SI 985@0.05=49.25 GBP IC 3413634.95/3413684.2
☐	88(2)	19/02/2009	AD 05/02/09 GBP SI 198@0.05=9.9 GBP IC 3413575.8/3413585.7
☐	353a	19/01/2009	LOCATION OF REGISTER OF MEMBERS (NON LEGIBLE)
☐	88(2)	08/01/2009	AD 18/12/08 GBP SI 25000@0.05=1250 GBP IC 3412315.9/3413565.9
☐	88(2)	23/12/2008	AD 11/12/08 GBP SI 18218@0.05=910.9 GBP IC 3410155/3411065.9
☐	88(2)	22/12/2008	AD 11/12/08 GBP SI 1102@0.05=55.1 GBP IC 3409189/3409244.1
☐	88(2)	09/12/2008	AD 05/12/08 GBP SI 15750@0.05=787.5 GBP IC 3408346.4/3409133.9
☐	88(2)	26/11/2008	AD 12/11/08 GBP SI 3017@0.05=150.85 GBP IC 3407408.05/3407558.9

COMPANY FILING HISTORY

Company Number: 02830397
Company Name: ULTRA ELECTRONICS HOLDINGS PLC

Use the tick boxes to select documents from the list below and click on 'Order' to complete your order.

Exclude Allotment Of Shares Order

Select		Type	Date	Description
	☐	88(2)	22/09/2009	AD 21/09/09 GBP SI 7204@0.05=360.2 GBP IC 3594.75/3954.95
	☐	88(2)	22/09/2009	AD 21/09/09 GBP SI 274@0.05=13.7 GBP IC 3581.05/3594.75
	☐	88(2)	22/09/2009	AD 21/09/09 GBP SI 1379@0.05=68.95 GBP IC 3138.2/3207.15
	☐	88(2)	21/09/2009	AD 07/09/09 GBP SI 202@0.05=10.1 GBP IC 3419116.5/3419126.6
	☐	88(2)	21/09/2009	AD 07/09/09 GBP SI 2206@0.05=110.3 GBP IC 3419006.2/3419116.5
	☐	88(2)	14/09/2009	AD 07/09/09 GBP SI 8644@0.05=432.2 GBP IC 3418453.6/3418885.8
	☐	88(2)	14/09/2009	AD 07/09/09 GBP SI 672@0.05=33.6 GBP IC 3417987.8/3418021.4
	☐	88(2)	03/09/2009	AD 01/09/09 GBP SI 918@0.05=45.9 GBP IC 3417908.3/3417954.2
	☐	88(2)	03/09/2009	AD 01/09/09 GBP SI 1709@0.05=85.45 GBP IC 3417822.85/3417908.3
	☐	88(2)	03/09/2009	AD 01/09/09 GBP SI 1294@0.05=64.7 GBP IC 3417672.7/3417737.4
	☐	88(2)	03/09/2009	AD 01/09/09 GBP SI 115@0.05=5.75 GBP IC 3417556.35/3417562.1
	☐	88(2)	17/08/2009	AD 10/08/09 GBP SI 249@0.05=12.45 GBP IC 3417538.15/3417550.6
	☐	88(2)	17/08/2009	AD 10/08/09 GBP SI 3440@0.05=172 GBP IC 3417366.15/3417538.15
	☐	363a	03/08/2009	RETURN MADE UP TO 25/06/09; FULL LIST OF MEMBERS
	☐	88(2)	29/07/2009	AD 27/07/09 GBP SI 92@0.05=4.6 GBP IC 3417177.1/3417181.7
	☐	88(2)	10/06/2009	AD 05/06/09 GBP SI 1651@0.05=82.55 GBP IC 3417089.95/3417172.5
	☐	88(2)	13/05/2009	AD 05/05/09 GBP SI 1847@0.05=92.35 GBP IC 3416915.05/3417007.4
	☐	88(2)	06/05/2009	AD 05/05/09 GBP SI 50@0.05=2.5 GBP IC 3416820.2/3416822.7

I. Public Documents
B. Information filed with the London Stock Exchange

RECEIVED
2009 OCT 20 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref	Announcement Date	Announcement Title
I.B.284	02/04/2009	Director/PDMR Shareholding
I.B.285	06/04/2009	Board Appointment
I.B.286	09/04/2009	Holdings in Company
I.B.287	09/04/2009	Annual Information Update
I.B.288	14/04/2009	Holdings in Company
I.B.289	16/04/2009	Holdings in Company
I.B.290	24/04/2009	AGM Voting Rights
I.B.291	28/04/2009	AGM Resolutions
I.B.292	30/04/2009	Total Voting Rights
I.B.293	05/05/2009	Director/PDMR Shareholding
I.B.294	29/05/2009	Total Voting Rights
I.B.295	03/06/2009	Director/PDMR Shareholding
I.B.296	03/06/2009	Director/PDMR Shareholding
I.B.297	05/06/2009	Holdings in Company
I.B.298	10/06/2009	Holdings in Company
I.B.299	15/06/2009	Holdings in Company
I.B.300	30/06/2009	Total Voting Rights
I.B.301	01/07/2009	Director/PDMR Shareholding
I.B.302	31/07/2009	Total Voting Rights
I.B.303	03/08/2009	Director/PDMR Shareholding
I.B.304	04/08/2009	Holdings in Company
I.B.305	13/08/2009	Holdings in Company
I.B.306	17/08/2009	Interim Results
I.B.307	28/08/2009	Total Voting Rights
I.B.308	02/09/2009	Director/PDMR Shareholding
I.B.309	03/09/2009	Additional listing
I.B.310	29/09/2009	Director/PDMR Shareholding
I.B.311	30/09/2009	Total Voting Rights
I.B.312	30/09/2009	Blocklisting Interim Review

Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	12:02 02-Apr-2009
Number	0099Q12

RNS Number : 0099Q
Ultra Electronics Holdings PLC
02 April 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person disc managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Dean
P Evans
A Hamment
D Jeffcoat
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

D Caster	*11*
P Dean	*12*
P Evans	*11*
A Hamment	*11*
D Jeffcoat	*12*
R Sharma	*11*
A Jan-Janin	*11*
K Thomson	*11*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*
P Dean	*Less than 0.1%*

P Evans	*Less than 0.1%*
A Hamment	*Less than 0.1%*
D Jeffcoat	*Less than 0.1%*
R Sharma	*Less than 0.1%*
A Jan-Janin	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£10.98950

14. Date and place of transaction

01/04/2009, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*1,085,428*	*1.60%*
P Dean	*33*	*Less than 0.1%*
P Evans	*3,161*	*Less than 0.1%*
A Hamment	*116,388*	*0.17%*
D Jeffcoat	*69,759*	*Less than 0.1%*
A Jan-Janin	*27,647*	*Less than 0.1%*
R Sharma	*25,909*	*Less than 0.1%*
K Thomson	*15,012*	*Less than 0.1%*

16. Date issuer informed of transaction

01/04/2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Jeffcoat

Date of notification

02/04/2009

END

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34976 18285

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Board Appointment
Released	13:24 06-Apr-2009
Number	2054Q13

RNS Number : 2054Q
Ultra Electronics Holdings PLC
06 April 2009

Ultra Electronics Holdings plc
("Ultra" or "the Group")

APPOINTMENT OF EXECUTIVE DIRECTOR

Further to the announcement on 30 October 2008 that Paul Dean had been appointed to succeed David Jeffcoat as Finance Director with effect from the Group's AGM on 24 April 2009, the following details are disclosed under rule LR9.6.13R of the Listing Rules of the United Kingdom Listing Authority:

Paul Dean was Finance Director of Foseco (Jersey) Ltd from 2001 until May 2005 when an initial public offering created Foseco plc. Paul continued as Finance Director of Foseco plc until its acquisition by Cookson plc in April 2008.

There are no other disclosures required in relation to LR9.6.13R.

Name of contact and telephone number for queries
David Garbett-Edwards +44 (0)1242 225039

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34976 IB286

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	09:31 09-Apr-2009
Number	4178Q09

RNS Number : 4178Q
Ultra Electronics Holdings PLC
09 April 2009

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ultra Electrc Holdings I
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General G (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General A (Pensions Manag Limited (PM
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	07 April 2C

6. Date on which issuer notified:	08 April 2C
7. Threshold(s) that is/are crossed or reached:	From 4% - 3%(

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting ri	
				Direct	Indirect	Direct	In
ORD GBP 0.05	2,929,653	2,929,653	2,699,269	2,699,269		3.96	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% rig

Total (A+B)

Number of voting rights	% of voting rights
2,699,269	3.96

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
Legal & General Investment Management Limited (Indirect) (LGIM)	
Legal & General Group Plc (Direct) (L&G) (2,699,269- 3.96% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (2,294,594 - 3.36% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (2,294,594 - 3.36% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 68,142,600
14. Contact name:	David Garbett-Edwards
15. Contact telephone number:	01242 225039

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Annual Information Update
Released	15:19 09-Apr-2009
Number	4550Q15

RNS Number : 4550Q
Ultra Electronics Holdings PLC
09 April 2009

Ultra Electronic Holdings plc

ANNUAL INFORMATION UPDATE

In accordance with the requirements of Prospectus Rule 5.2, the following summarises the information and documents published or made available to the public over the period 1 April 2008 to 09 April 2009:

1. London Stock Exchange Announcements

The following UK Regulatory announcements have been made via a Regulatory Information Service. A copy of the full text can be obtained from the London Stock Exchange website, www.londonstockexchange.com/marketnews

Date	Description
09 Apr 2009	Holding(s) in Company
06 Apr 2009	Board Appointment
02 Apr 2009	Director/PDMR Shareholding
31 Mar 2009	Annual Report and Accounts
31 Mar 2009	Blocklisting Interim Review
31 Mar 2009	Total Voting Rights

31 Mar 2009	Dissemination Announcement
26 Mar 2009	Director/PDMR Shareholding
25 Mar 2009	Director/PDMR Shareholding
19 Mar, 2009	Holding(s) in Company
17 Mar, 2009	Director/PDMR Shareholding
16 Mar, 2009	Holding(s) in Company
12 Mar, 2009	Director/PDMR Shareholding
10 Mar, 2009	Holding(s) in Company
03 Mar, 2009	Director/PDMR Shareholding
02 Mar, 2009	Total Voting Rights
02 Mar, 2009	Final Results
20 Feb, 2009	Holding(s) in Company
19 Feb, 2009	Holding(s) in Company
17 Feb, 2009	Holding(s) in Company
16 Feb, 2009	Holding(s) in Company
02 Feb, 2009	Director/PDMR Shareholding
30 Jan, 2009	Total Voting Rights
28 Jan, 2009	Holding(s) in Company
27 Jan, 2009	Holding(s) in Company
22 Jan, 2009	Board Appointment
14 Jan, 2009	Holding(s) in Company
07 Jan, 2009	Director Declaration
05 Jan, 2009	Director/PDMR Shareholding
05 Jan, 2009	Total Voting Rights
31 Dec, 2008	Douglas Caster Awarded CBE
15 Dec, 2008	Acquisition
10 Dec, 2008	Director/PDMR Shareholding
03 Dec, 2008	Strategy Event
01 Dec, 2008	Director/PDMR Shareholding
01 Dec, 2008	Acquisition
28 Nov, 2008	Total Voting Rights
17 Nov, 2008	Interim Management Statement
13 Nov, 2008	Acquisition
10 Nov, 2008	Contract Win
03 Nov, 2008	Director/PDMR Shareholding
31 Oct, 2008	Total Voting Rights
30 Oct, 2008	Directorate Change
30 Oct, 2008	Directorate Change
06 Oct, 2008	Holding(s) in Company
01 Oct, 2008	Director/PDMR Shareholding
30 Sep, 2008	Blocklisting interim Review

30 Sep, 2008	Total Voting Rights
29 Sep, 2008	Director/PDMR Shareholding
29 Sep, 2008	Holding(s) in Company
02 Sep, 2008	Interim Results
01 Sep, 2008	Director/PDMR Shareholding
01 Sep, 2008	Acquisition
29 Aug, 2008	Total Voting Rights
28 Aug, 2008	Director/PDMR Shareholding
26 Aug, 2008	Director/PDMR Shareholding
04 Aug, 2008	Interim Results
01 Aug, 2008	Director/PDMR Shareholding
31 Jul, 2008	Total Voting Rights
28 Jul, 2008	Contract Win
07 Jul, 2008	Contract Win
07 Jul, 2008	Contract Win
02 Jul, 2008	Director/PDMR Shareholding
30 Jun, 2008	Notice of Results
30 Jun, 2008	Total Voting Rights
20 Jun, 2008	Holding(s) in Company
20 Jun, 2008	Holding(s) in Company
16 Jun, 2008	Reorganisation
16 Jun, 2008	Completion of Acquisition
03 Jun, 2008	Director/PDMR Shareholding
02 Jun, 2008	Acquisition
30 May, 2008	Total Voting Rights
27 May, 2008	Completion of Acquisition
27 May, 2008	Completion of Acquisition
20 May, 2008	Director/PDMR Shareholding
12 May, 2008	Director/PDMR Shareholding
12 May, 2008	Director/PDMR Shareholding
09 May, 2008	Director/PDMR Shareholding
07 May, 2008	Director/PDMR Shareholding
07 May, 2008	Director/PDMR Shareholding
30 Apr, 2008	Total Voting Rights
30 Apr, 2008	Holding(s) in Company
28 Apr, 2008	AGM Resolutions
25 Apr, 2008	Director/PDMR Shareholding
25 Apr, 2008	AGM Voting Results
25 Apr, 2008	Interim Management Statement
23 Apr, 2008	Strategy Evening
18 Apr, 2008	Acquisition

15 Apr, 2008	Annual Information Update
15 Apr, 2008	Holding(s) in Company
08 Apr, 2008	Annual Report
07 Apr, 2008	Contract wins
01 Apr, 2008	Director/PDMR Shareholding
01 Apr, 2008	Blocklisting interim review

2. Documents Filed at Companies House

The Company has also made the following filings with Companies House during the period. Copies of these documents can be obtained from Companies House at Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

Date Published	Type	Description
02 Apr 2009	288a	Director Appointed - Sir Robert Walmsley
18 Mar, 2009	88(2)R	Return of Allotment of Shares (excluding non-c
18 Mar, 2009	88(2)R	Return of Allotment of Shares (excluding non-c
18 Mar, 2009	88(2)R	Return of Allotment of Shares (excluding non-c
19 Feb, 2009	88(2)R	Return of Allotment of Shares (excluding non-c
19 Jan, 2009	353a	Location of Register of Members in a non legib
08 Jan, 2009	88(2)R	Return of Allotment of Shares (excluding non-c
23 Dec, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
22 Dec, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
09 Dec, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
26 Nov, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
21 Oct, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
24 Sep, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
24 Sep, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
15 Sep, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
29 Aug, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
29 Aug, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
27 Aug, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
12 Aug, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
12 Aug, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
12 Aug, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
12 Aug, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
12 Aug, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
11 Aug, 2008	288b	Terminating Appointment as Director- Frank H
06 Aug, 2008	363a	Annual Return
28 Jul, 2008	88(2)R	Return of Allotment of Shares (excluding non-c

18 Jul, 2008	RES01	Alteration to Memorandum and Articles
16 Jul, 2008	353	Location of Register of Members
04 Jul, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
16 Jun, 2008	AA	Annual Accounts
29 May, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
29 May, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
14 May, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
14 May, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
14 May, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
06 May, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
06 May, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
06 May, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
06 May, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
02 April, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
01 April, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
01 April, 2008	88(2)R	Return of Allotment of Shares (excluding non-c
01 April, 2008	88(2)R	Return of Allotment of Shares (excluding non-c

3. Documents sent to the UK Listing Authority

Copies of the following documents were also submitted, at the time, to the UK Listing Authority for Inspection at their Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Date of Submission	Description
31 Mar, 2009	Annual Report and Accounts
31 Mar, 2009	Notice of AGM

4. Documents sent to Shareholders

Over the past twelve months, the following documents were sent to shareholders who specifically requested a hard copy format:

Interim Report and Accounts (2008)
Annual Report and Accounts (2008)

Notification was sent to other shareholders, informing them the documents were available for viewing on the Company's website at www.ultra-electronics.com.

The Proxy Form and Notice of Annual General Meeting documents (2008) were sent to all shareholders. Only the Notice of Annual General Meeting appears on the website.

Other documents sent to shareholders over the past twelve months that don't appear on the Company's website:

Notice of Interim Dividend (2008) - not available on the website
Notice of Final Dividend (2008) - not available on the website

5. Presentations

The following presentations appear on the Company's website at www.ultra-electronics.com.

Annual Report 2008 Preliminary Presentation
Interim Results 2008 Presentation

6. Press Releases

The following press releases appear on the Company's website at www.ultra-electronics.com.

Date	News Headline
02 Mar, 2009	Preliminary Results for the year ended 31 December 2008
22 Jan, 2009	Appointment of Non-Executive Director
31 Dec, 2008	Douglas Caster awarded CBE in New Year's Honours List
15 Dec, 2008	Ultra acquires specialist Nuclear Sensor Company
01 Dec, 2008	Ultra acquires Dascam Consulting in UAE for $19m
17 Nov, 2008	Interim Management Statement
13 Nov, 2008	Ultra acquires specialist Nuclear and Aerospace Sensor Company
10 Nov, 2008	Ultra awarded £34m Australian Sonar Contract
30 Oct, 2008	Andrew Walker to leave Board
30 Oct, 2008	Ultra appoints new Group Finance Director

18 Sep, 2008	Ultra Electronics Canada Defence Inc - Tactical Communication Systems Division
01 Sep, 2008	Ultra acquires specialist Data Recording Company
19 Aug, 2008	Ultra wins £3.2m Battlespace IT System Contract
04 Aug, 2008	Interim Results for the six months to 30 June 2008
28 Jul, 2008	Ultra wins Lift Fan Ice Protection Equipment Contract for Joi Strike Fighter
07 Jul, 2008	Ultra awarded Gulfstream G650 Landing Gear Control Contract
07 Jul, 2008	Ultra awarded contracts totaling US$100m for Battlespace IT Radios
16 Jun, 2008	Reorganisation
16 Jun, 2008	Ultra completes acquisition of ProLogic
02 Jun, 2008	Ultra acquires US Battlespace IT specialist for US$50m
27 May, 2008	Ultra completes acquisition of Harris
27 May, 2008	Ultra completes acquisition of MISL for US$22m
25 Apr, 2008	Interim Management Statement
18 Apr, 2008	Ultra acquires US underwater acoustic transducer specialist
07 Apr, 2008	Ultra wins $80m US Battlespace IT System Contracts

In accordance with Article 27.3 of the Prospectus Directive it is acknowledged that whilst the information referred to above was up-to-date at the date of this announcement, such disclosures may, at any time, be out of date due to changing circumstances.

A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company's registered office:

The Company Secretary
Ultra Electronics Holdings plc
417 Bridport Road
Greenford
Middlesex
UB6 8UA
United Kingdom

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	16:35 14-Apr-2009
Number	5531Q16

RNS Number : 5531Q
Ultra Electronics Holdings PLC
14 April 2009

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ultra Electronics Holdi
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):__________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Management) Limited (I
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	08 April 2009
6. Date on which issuer notified:	14 April 2009

7. Threshold(s) that is/are crossed or reached:	From 3% - 4%(L&G

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting ri	
				Direct	Indirect	Direct	In
ORD GBP 0.05	2,699,269	2,699,269	2,832,611	2,832,611		4.15	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% rig

Total (A+B)

Number of voting rights	% of voting rights
2,832,611	4.15

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and	

Indirect) (Group)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
Legal & General Investment Management Limited (Indirect) (LGIM)	
Legal & General Group Plc (Direct) (L&G) (2,832,611 - 4.15% = LGAS, LGPL & PMC)	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (2,427,936 - 3.56% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (2,427,936 - 3.56% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 68,142,600
14. Contact name:	David Jeffcoat - Finance Director and Company Secretary
15. Contact telephone number:	+44 (0) 20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34976 18-289

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	14:26 16-Apr-2009
Number	6955Q14

RNS Number : 6955Q
Ultra Electronics Holdings PLC
16 April 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ultra Electronics Holdings plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	
3. Full name of person(s) subject to notification obligation:	Baillie Gifford & Co
4. Full name of shareholder(s) (if different	

from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	15 April 2009
6. Date on which issuer notified:	16 April 2009
7. Threshold(s) that is/are crossed or reached:	5%

8: Notified Details						
A: Voting rights attached to shares						
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transactio**			
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percent voting**
				Direct	**Indirect**	**Direct**
Ordinary Share	Below 5%	Below 5%	3438521		3438521	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**
N/A				

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
3438521	5.05

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
In the narrative below, the figures in [] indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant. Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group. Its wholly-owned subsidiary undertaking Baillie Gifford Overseas Limited [58751; 0.1%] is also a discretionary investment manager. Its wholly-owned subsidiary undertaking Baillie Gifford & Co Limited [504972; 0.7%] is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co. Its wholly-owned subsidiary undertaking Baillie Gifford Life Limited [335873; 0.5%] is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	David Jeffcoat - Finance Director and Company Secretary
15. Contact telephone number:	+44 (0) 20 8813 4302

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34976 18.290

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	AGM Voting Results
Released	11:13 24-Apr-2009
Number	1215R11

RNS Number : 1215R
Ultra Electronics Holdings PLC
24 April 2009

24 April 2009

Ultra Electronics Holdings plc
("Ultra" or "the Group")

AGM Voting Results

Ultra Electronics Holdings plc held its Annual General Meeting in Greenford, Middlesex today at 10.00 a.m. The voting results for the resolutions tabled at the Meeting were as follows:

	RESOLUTION	FOR	AGAINST	WITHHELD
1	Adoption of the 2008 Annual Report & Accounts	52,979,051	319,611	760,412
2	Declaration of the final dividend of 18.0p	53,981,320	45,235	32,519
3	Adoption of the Remuneration Report	50,033,850	3,805,224	220,000
4	Election of Sir R. Walmsley	53,727,011	296,900	35,163
5	Election of Mr P. Dean	53,691,943	333,968	33,163
6	Re-election of Mr D.Caster	52,047,160	1,979,395	32,519
7	Re-election of Mr A.Hamment	53,693,298	333,257	32,519

8	Re-appointment of Deloitte LLP as auditors	53,975,172	51,183	32,719
9	Authority to determine the remuneration of the auditors	53,658,219	367,238	33,617
10	To authorise the Directors to allot revelant securities	48,743,171	5,281,596	34,307
11	To disapply pre-emption rights	54,019,231	3,776	36,067
12	Authority to purchase shares up to 5% of the issued share capital	54,024,044	2,530	32,500
13	To change the minimum notice period for General Meetings	51,792,232	1,806,032	460,810

Therefore all resolutions were passed with a clear majority.
The total number of shares currently in circulation
is 68,151,555 and the number of votes cast was 54,059,074.

- Ends ->

Enquiries:

Ultra Electronics Holdings plc 01242 225039
David Garbett-Edwards, Company Secretary
www.ultra-electronics.com
information@ultra-electronics.com

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34976 1B. 291

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	AGM Resolutions
Released	07:52 28-Apr-2009
Number	2667R07

RNS Number : 2667R
Ultra Electronics Holdings PLC
28 April 2009

Ultra Electronics Holdings plc

Annual General Meeting held on 24 April 2009

Copies of the document setting out the resolutions passed at the AGM, concerning special business, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7066 1000

David Garbett-Edwards
Company Secretary

Tel: +44 (0)1242 225039

28 April 2009

END

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File No. 82-34976 18.292

RECEIVED

2009 OCT 20 A 9:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	09:48 30-Apr-2009
Number	4607R09

RNS Number : 4607R
Ultra Electronics Holdings PLC
30 April 2009

30 April 2009

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,153,081 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,153,081.

The above figure (68,153,081) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra **Electronics** **Holdings**
plc 01242
225039
David Garbett-Edwards, Company
Secretary www.ultra-
electronics.com

-electronics.com

This information is provided by RNS
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File No. 82-34976 18293

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:39 05-May-2009
Number	7171R16

RNS Number : 7171R
Ultra Electronics Holdings PLC
05 May 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person disc managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shai* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Dean
P Evans
D Garbett-Edwards
A Hamment
A Jan-Janin
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

D Caster	*11*
P Dean	*10*
P Evans	*10*
D Garbett-Edwards	*11*
A Hamment	*11*
R Sharma	*11*
A Jan-Janin	*11*
K Thomson	*11*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*
P Dean	*Less than 0.1%*

P Evans	*Less than 0.1%*
D Garbett-Edwards	*Less than 0.1%*
A Hamment	*Less than 0.1%*
R Sharma	*Less than 0.1%*
A Jan-Janin	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£11.92

14. Date and place of transaction

01/05/2009, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*1,085,439*	*1.59%*
P Dean	*43*	*Less than 0.1%*
P Evans	*3,171*	*Less than 0.1%*
D Garbett-Edwards	*13,278*	*Less than 0.1%*
A Hamment	*116,399*	*0.17%*
A Jan-Janin	*27,658*	*Less than 0.1%*
R Sharma	*25,920*	*Less than 0.1%*
K Thomson	*15,023*	*Less than 0.1%*

16. Date issuer informed of transaction

01/05/2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

05/05/2009

END

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34976 18.294

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	08:28 29-May-2009
Number	0021T08

RNS Number : 0021T
Ultra Electronics Holdings PLC
29 May 2009

29 May 2009

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,166,653 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,166,653.

The above figure (68,166,653) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 01242 225039
David Garbett-Edwards, Company Secretary www.ultra-electronics.com

information@ultra-electronics.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	10:47 03-Jun-2009
Number	2829T10

RNS Number : 2829T
Ultra Electronics Holdings PLC
03 June 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person disc managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Evans
D Garbett-Edwards
A Hamment
R Henry
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

…………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Dividend Shares
D Caster	*29*
P Evans	*8*
D Garbett-Edwards	*29*
A Hamment	*29*
R Sharma	*29*
R Henry	*29*
K Thomson	*29*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*
P Evans	*Less than 0.1%*
D Garbett-Edwards	*Less than 0.1%*

A Hamment	*Less than 0.1%*
R Sharma	*Less than 0.1%*
R Henry	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£11.74

14. Date and place of transaction

20/05/2009, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*1,085,468*	*1.59%*
P Evans	*3,179*	*Less than 0.1%*
D Garbett-Edwards	*13,307*	*Less than 0.1%*
A Hamment	*116,428*	*0.17%*
R Henry	*2,836*	*Less than 0.1%*
R Sharma	*25,949*	*Less than 0.1%*
K Thomson	*15,052*	*Less than 0.1%*

16. Date issuer informed of transaction

02/06/2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

03/06/2009

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	12:08 03-Jun-2009
Number	2918T12

RNS Number : 2918T
Ultra Electronics Holdings PLC
03 June 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person disc managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shai* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Dean
P Evans
D Garbett-Edwards
A Hamment
R Henry
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

....

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Partnership Shares
D Caster	*11*
P Dean	*11*
P Evans	*12*
D Garbett-Edwards	*11*
A Hamment	*11*
R Sharma	*11*
R Henry	*11*
K Thomson	*11*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*

P Dean	*Less than 0.1%*
P Evans	*Less than 0.1%*
D Garbett-Edwards	*Less than 0.1%*
A Hamment	*Less than 0.1%*
R Henry	*Less than 0.1%*
R Sharma	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£11.29

14. Date and place of transaction

01/06/2009, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*1,085,479*	*1.59%*
P Dean	*54*	*Less than 0.1%*
P Evans	*3,191*	*Less than 0.1%*
D Garbett-Edwards	*13,318*	*Less than 0.1%*
A Hamment	*116,439*	*0.17%*
R Henry	*2,847*	*Less than 0.1%*
R Sharma	*25,960*	*Less than 0.1%*
K Thomson	*15,063*	*Less than 0.1%*

16. Date issuer informed of transaction

02/06/2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

……………………………

19. Total amount paid (if any) for grant of the option

……………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………

23. Any additional information

……………………………

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

03/06/2009

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	14:01 05-Jun-2009
Number	4655T14

RNS Number : 4655T
Ultra Electronics Holdings PLC
05 June 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may re the acquisition of shares already issued to which voting rights are attache	
An acquisition or disposal of instruments with similar economic effect to qu financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	**DTR (Disclosure contracts for difference) 1st J 2009**
3. Full name of person(s) subject to the notification obligation: [iii]	
4. Full name of shareholder(s) (if different from 3.):[iv]	
5. Date of the transaction and date on	

which the threshold is crossed or reached: [v]	
6. Date on which issuer notified:	
7. Threshold(s) that is/are crossed or reached: [vi, vii]	

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	
			Direct	Direct [xi]	Indirec
GB0009123323	N/A	N/A	N/A	N/A	2,758,7

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of v rights that n acquired if tl instrument i exercised/ c

C: Financial Instruments with similar economic effect to Qualifying F Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to
CFD	N/A	N/A	N/A	707,730

Total (A+B+C)

Number of voting rights	Percentage of voting ri
3,466,475	5.09%

9. Chain of controlled undertakings through which the voting rights a financial instruments are effectively held, if applicable: [xxi]	
BlackRock Investment Management (UK) Limited - 3,466,475 (5.09%)	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	David Garbet Company Se
15. Contact telephone number:	01242 22503

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

File No. 82-34976 18.298

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	11:06 10-Jun-2009
Number	6651T11

RNS Number : 6651T
Ultra Electronics Holdings PLC
10 June 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Ultra Electronics Holdi**

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	AEGON UK Group of Comp
4. Full name of shareholder(s) (if different from 3.):	

5. Date of the transaction and date on which the threshold is crossed or reached:	8th June 2009
6. Date on which issuer notified:	10th June 2009
7. Threshold(s) that is/are crossed or reached:	4-3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering t			
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of
			Direct	Direct	Indirect	Direc
GB0009123323	2,757,937	2,757,937	2,725,084	2,719,341	5,743	3.98

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% ri

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of
					Nom

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
2,725,084	**3.99%**

9. Chain of controlled undertakings through which the voting rights and/or financial instruments are effectively held, if applicable:
AEGON UK Group of companies - parent undertaking of: AEGON Asset Management UK plc AEGON Investment Management UK ltd. AEGON ICVC

Proxy Voting:	
10. Name of the proxy holder:	AEGON UK Group of Comp
11. Number of voting rights proxy holder will cease to hold:	**32,853**
12. Date on which proxy holder will cease to hold voting rights:	**11th June 2009**

13. Additional information:	AEGON UK Group of Comp of: AEGON Asset Management U AEGON Investment Managem AEGON ICVC
14. Contact name:	David Garbett-Edwards Company Secretary
15. Contact telephone number:	01242 225039

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	14:50 15-Jun-2009
Number	9137T14

RNS Number : 9137T
Ultra Electronics Holdings PLC
15 June 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ultra Electronics Hold

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Baillie Gifford &

4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	12-Jun-09
6. Date on which issuer notified:	15-Jun-09
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering t**			
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of v**
			Direct	**Direct**	**Indirect**	**Direct**
Ordinary Share GB0009123323	3438521	5.05	3477932		3477932	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% ri**
N/A				

C: Financial Instruments with similar economic effect to Qualifying Financi Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument**	**% of**

				refers to	
N/A					**Nom**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
3477932	5.10

9. Chain of controlled undertakings through which the voting rights and/or financial instruments are effectively held, if applicable:
In the narrative below, the figures in [ ] indicate the amount of voting rights and the perce each controlled undertaking where relevant. Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an management group. Its wholly-owned subsidiary undertaking Baillie Gifford Overseas Limited [60193; 0.1%] i discretionary investment manager. Its wholly-owned subsidiary undertaking Baillie Gifford & Co Limited [531272; 0.8%] is ar Authorised Corporate Director and Unit Trust Manager which has delegated its discretior investment management role to Baillie Gifford & Co. Its wholly-owned subsidiary undertaking Baillie Gifford Life Limited [335873; 0.5%] is a lif company which procures discretionary investment management services from Baillie Gifl respect of its own account shareholdings.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Garbett-Edwards Company Secretary
15. Contact telephone number:	01242 225039

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34976 18.300

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	13:48 30-Jun-2009
Number	8002U13

RNS Number : 8002U
Ultra Electronics Holdings PLC
30 June 2009

30 June 2009

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,168,304 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,168,304.

The above figure (68,168,304) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 01242 225039
David Garbett-Edwards, Company Secretary www.ultra-electronics.com

-electronics.com

This information is provided by RNS
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Regulatory

File No. 82-34976 IB. 301

RECEIVED

2009 OCT 20 A 9:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	12:12 01-Jul-2009
Number	9104U12

RNS Number : 9104U
Ultra Electronics Holdings PLC
01 July 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person disc* *managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Dean
P Evans
D Garbett-Edwards
A Hamment
R Henry
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Partnership Shares
D Caster	*11*
P Dean	*12*
P Evans	*11*
D Garbett-Edwards	*11*
A Hamment	*11*
R Sharma	*11*
R Henry	*11*
K Thomson	*11*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*

P Dean	*Less than 0.1%*
P Evans	*Less than 0.1%*
D Garbett-Edwards	*Less than 0.1%*
A Hamment	*Less than 0.1%*
R Henry	*Less than 0.1%*
R Sharma	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

……………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

……………………………

13. Price per *share* or value of transaction

£10.93

14. Date and place of transaction

01/07/2009, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*1,085,490*	*1.59%*
P Dean	*66*	*Less than 0.1%*
P Evans	*3,202*	*Less than 0.1%*
D Garbett-Edwards	*13,329*	*Less than 0.1%*
A Hamment	*116,450*	*0.17%*
R Henry	*2,858*	*Less than 0.1%*
R Sharma	*25,971*	*Less than 0.1%*
K Thomson	*15,074*	*Less than 0.1%*

16. Date issuer informed of transaction

01/07/2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

01/07/2009

END

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The company news service from the London Stock Exchange

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addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, **including restrictions on use and distribution apply.**

Regulatory

File No. 82-34976 13302

Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	10:02 31-Jul-2009
Number	6431W10

RNS Number : 6431W
Ultra Electronics Holdings PLC
31 July 2009

31 July 2009

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,168,396 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,168,396.

The above figure (68,168,396) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc
01242 225039
David Garbett-Edwards, Company Secretary
www.ultra-electronics.com

-electronics.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	16:07 03-Aug-2009
Number	7899W16

RNS Number : 7899W
Ultra Electronics Holdings PLC
03 August 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person disc* *managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Dean
P Evans
D Garbett-Edwards
A Hamment
R Henry
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Partnership Shares
D Caster	*11*
P Dean	*11*
P Evans	*11*
D Garbett-Edwards	*11*
A Hamment	*11*
R Sharma	*11*
R Henry	*11*
K Thomson	*11*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*

P Dean	*Less than 0.1%*
P Evans	*Less than 0.1%*
D Garbett-Edwards	*Less than 0.1%*
A Hamment	*Less than 0.1%*
R Henry	*Less than 0.1%*
R Sharma	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£11.72

14. Date and place of transaction

03/08/2009, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*1,085,501*	*1.59%*
P Dean	*77*	*Less than 0.1%*
P Evans	*3,213*	*Less than 0.1%*
D Garbett-Edwards	*13,340*	*Less than 0.1%*
A Hamment	*116,461*	*0.17%*
R Henry	*2,869*	*Less than 0.1%*
R Sharma	*25,982*	*Less than 0.1%*
K Thomson	*15,085*	*Less than 0.1%*

16. Date issuer informed of transaction

03/08/2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

03/08/2009

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	12:59 04-Aug-2009
Number	8490W12

RNS Number : 8490W
Ultra Electronics Holdings PLC
04 August 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may re in the acquisition of shares already issued to which voting rights are attacl
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: [iii]
4. Full name of shareholder(s) (if different from 3.):[iv]
5. Date of the transaction and date on which the threshold is crossed or reached: [v]
6. Date on which issuer notified:

7. Threshold(s) that is/are crossed or reached: [vi, vii]

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	
			Direct	Direct [xi]	Indirec
GB0009123323	2,758,745	2,758,745	N/A	N/A	2,716,4

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of v rights that n acquired if t instrument i exercised/ c

C: Financial Instruments with similar economic effect to Qualifying F Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to
CFD	N/A	N/A	N/A	682,730

Total (A+B+C)

Number of voting rights	Percentage of voting r
3,399,160	4.99%

9. Chain of controlled undertakings through which the voting rights a financial instruments are effectively held, if applicable: [xxi]

BlackRock Investment Management (UK) Limited - 3,399,160 (4.99%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Davic
15. Contact telephone number:	(

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory

File No. 82-34976 IB 305

Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Holding(s) in Company
Released	08:02 13-Aug-2009
Number	3738X08

RNS Number : 3738X
Ultra Electronics Holdings PLC
13 August 2009

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Ultra El**
2. Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
	Legal

3. Full name of person(s) subject to the notification obligation:	Legal & Manag
4. Full name of shareholder(s) (if different from 3.):	Legal (Pension Legal
5. Date of the transaction and date on which the threshold is crossed or reached:	
6. Date on which issuer notified:	
7. Threshold(s) that is/are crossed or reached:	Al A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	
				Direct	Indire
ORD GBP 0.05	Below 5%		3,358,193	2,932,292	425,9

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of v rights that n acquired if t instrument i exercised/ c

C: Financial Instruments with similar economic effect to Qualifying F

Resulting situation after the triggering transaction				
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting instrument refers t
CFD	N/A	N/A	N/A	71,300

Total (A+B+C)	
Number of voting rights	Percentage of voting rigl
3,429,493	5

9. Chain of controlled undertakings through which the voting rights a financial instruments are effectively held, if applicable:	
Legal & General Group Plc (Direct and Indirect) (Group) (3,429,493 - 5.03% = Total Position)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (3,429,493 - 5.03% = Total Position)	
Legal & General Investment Management Limited (Indirect) (LGIM) (3,429,493 - 5.03% = Total Position)	
Legal & General Group Plc (Direct) (L&G) (2,932,292 - 4.30% = LGAS, LGF	
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (2,443,467 - 3.58% = PMC)	Legal & General Insurance Hc Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (2,443,467 - 3.58% = PMC)	Legal & General Assurance S(LGPL)
	Legal & General Pensions Lin

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold	

voting rights:	
13. Additional information:	Notification usi figure
14. Contact name:	David (
15. Contact telephone number:	+44 ((

This information is provided by RNS
The company news service from the London Stock Exchange

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File No.
82-34976 1B.306

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Interim Results
Released	16:44 17-Aug-2009
Number	5755X16

RNS Number : 5755X
Ultra Electronics Holdings PLC
17 August 2009

Ultra Electronics Holdings plc

INTERIM REPORT AND ACCOUNTS

Copies of the Company's Interim Report and Accounts for 2009 have been submitted to the UK Listing Authority and will shortly be available at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority
25 The North ColonnadeCanary Wharf
London E14 5HS
Tel: 020 7066 1000

Copies of the Interim Report and Accounts 2009 are available from the Company's website at http://online.hemscottir.com/ir/ule/pdf/Interim_Report_140809.pdf

David Garbett-Edwards
Company Secretary

Tel: +44 (0)1242 225039

This information is provided by RNS
The company news service from the London Stock Exchange

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File No.
82-34976 1B 307

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	08:10 28-Aug-2009
Number	1705Y08

RNS Number : 1705Y
Ultra Electronics Holdings PLC
28 August 2009

28 August 2009

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,172,085 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,172,085.

The above figure (68,172,085) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc 01242 225039
David Garbett-Edwards, Company Secretary
www.ultra-electronics.com

information@ultra-electronics.com

This information is provided by RNS
The company news service from the London Stock Exchange

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File No.
82-34976 1B308

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	08:11 02-Sep-2009
Number	3806Y08

RNS Number : 3806Y
Ultra Electronics Holdings PLC
02 September 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person disc* *managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Dean
P Evans
D Garbett-Edwards
A Hamment
R Henry
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

....

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Partnership Shares
D Caster	*10*
P Dean	*10*
P Evans	*10*
D Garbett-Edwards	*10*
A Hamment	*10*
R Sharma	*10*
R Henry	*10*
K Thomson	*10*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*

P Dean	*Less than 0.1%*
P Evans	*Less than 0.1%*
D Garbett-Edwards	*Less than 0.1%*
A Hamment	*Less than 0.1%*
R Henry	*Less than 0.1%*
R Sharma	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£12.56615

14. Date and place of transaction

01/09/2009, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*1,085,511*	*1.59%*
P Dean	*87*	*Less than 0.1%*
P Evans	*3,223*	*Less than 0.1%*
D Garbett-Edwards	*13,350*	*Less than 0.1%*
A Hamment	*116,471*	*0.17%*
R Henry	*2,879*	*Less than 0.1%*
R Sharma	*25,992*	*Less than 0.1%*
K Thomson	*15,095*	*Less than 0.1%*

16. Date issuer informed of transaction

01/09/2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

……………………………

19. Total amount paid (if any) for grant of the option

……………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………

23. Any additional information

……………………………

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

02/09/2009

END

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Additional Listing
Released	12:52 03-Sep-2009
Number	4808Y12

RNS Number : 4808Y
Ultra Electronics Holdings PLC
03 September 2009

Ultra Electronics Holdings plc

Additional Listing

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 140,000 Ordinary shares of 5p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued ordinary shares of the Company.

The shares will be issued out of the following share option schemes:-

Executive Share Option Scheme
Company Share Option Plan
United States Savings Related Stock Option Plan
Canadian Savings Related Stock Option Plan
Ultra Electronics Sharesave Scheme

This information is provided by RNS
The company news service from the London Stock Exchange

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File No.
82-34976 18.310

Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Director/PDMR Shareholding
Released	08:52 29-Sep-2009
Number	8340Z08

RNS Number : 8340Z
Ultra Electronics Holdings PLC
29 September 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or deb the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *i* complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person disc managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *sha* the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Ultra Electronics Holdings plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3. Name of *person discharging managerial responsibilities/director*

D Caster
P Evans
D Garbett-Edwards
A Hamment
R Henry
R Sharma
K Thomson

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of 3 above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

5p Ordinary Shares

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Ultra Electronics Holdings plc Employee Benefit Trust

8 State the nature of the transaction

Self-funded through All Employee Share Ownership Plan

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

	Dividend Shares
D Caster	*15*
P Evans	*5*
D Garbett-Edwards	*15*
A Hamment	*15*
R Sharma	*15*
R Henry	*15*
K Thomson	*15*

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

D Caster	*Less than 0.1%*
P Evans	*Less than 0.1%*
D Garbett-Edwards	*Less than 0.1%*
A Hamment	*Less than 0.1%*

R Henry	*Less than 0.1%*
R Sharma	*Less than 0.1%*
K Thomson	*Less than 0.1%*

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

………………………………

13. Price per *share* or value of transaction

£13.18

14. Date and place of transaction

28/09/2009, London

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

D Caster	*1,085,526*	*1.59%*
P Evans	*3,228*	*Less than 0.1%*
D Garbett-Edwards	*13,365*	*Less than 0.1%*
A Hamment	*116,486*	*0.17%*
R Henry	*2,894*	*Less than 0.1%*
R Sharma	*26,007*	*Less than 0.1%*
K Thomson	*15,110*	*Less than 0.1%*

16. Date issuer informed of transaction

28/09/2009

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

David Garbett-Edwards +44 (0)1242 225039

Name and signature of duly authorised officer of *issuer* responsible for making notification

David Garbett-Edwards

Date of notification

29/09/2009

END

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34976 18.311

Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Total Voting Rights
Released	14:01 30-Sep-2009
Number	9701Z14

RNS Number : 9701Z
Ultra Electronics Holdings PLC
30 September 2009

30 September 2009

Ultra Electronics Holdings plc
("Ultra")

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Ultra's capital consists of 68,259,580 ordinary shares with voting rights. Ultra does not hold any ordinary shares in Treasury.

Therefore, the total number of voting rights in Ultra Electronics Holdings plc is 68,259,580.

The above figure (68,259,580) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ultra Electronic Holdings plc under the FSA's Disclosure and Transparency Rules

- Ends -

Enquiries:

Ultra Electronics Holdings plc
David Garbett-Edwards - Company Secretary
Tel: 01242 225039
www.ultra-electronics.com
information@ultra-electronics.com

This information is provided by RNS
The company news service from the London Stock Exchange

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File No.
82-34976 1B.312

Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Blocklisting Interim Review
Released	14:06 30-Sep-2009
Number	9704Z14

RNS Number : 9704Z
Ultra Electronics Holdings PLC
30 September 2009

BLOCKLISTING SIX MONTHLY REVIEW

Date: 30 September 2009

Name of *applicant*:		Ultra Electronics Holdings plc		
Name of scheme:		a. Executive Share Option Scheme b. Company Share Option Plan c. United States Savings Related Stock Option Plan d. Canadian Savings Related Stock Option Plan e. Ultra Electronics Sharesave Scheme		
Period of return:	From:	1/04/2009	To:	30/09/2009
Balance of unallotted securities under scheme(s) from previous return:		72,400		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		140,000		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		a. 34,106 b. 16,866 c. 46,519 d. 18,756 e. 733		
Equals: Balance under scheme		95,420		

(s) not yet issued/allotted at end of period:	

Name of contact:	David Garbett-Edwards
Telephone number of contact:	+44 (0)1242 225039

This information is provided by RNS
The company news service from the London Stock Exchange

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I. Public Documents
C. Information published/distributed

RECEIVED
2009 OCT 20 A 9:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ref	Date	News Headline
I.C.91	24/04/2009	Interim Management Statement
I.C.92	11/05/2009	Contract Win
I.C.93	21/05/2009	Acquisition
I.C.94	08/07/2009	Acquisition
I.C.95	03/08/2009	Interim Results

File No. 82-34976 IC.91

Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Interim Management Statement
Released	07:00 24-Apr-2009
Number	0831R07

RNS Number : 0831R
Ultra Electronics Holdings PLC
24 April 2009

Embargoed until 0700 24 April

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Management Statement

Ultra today issues its interim management statement for the period 1 January 2009 to 23 April 2009 in accordance with the requirements of the UK Listing Authority's Disclosure and Transparency Rules. Ultra's Annual General Meeting will be held today at 10.00 a.m.

Conditions in Ultra's markets remain as noted on 2 March 2009 at the time of the preliminary announcement of the Group's 2008 results. Ultra's broad portfolio and spread of specialist market positions continue to underpin the Group's performance. Ultra is positioned in market sectors worldwide that continue to offer significant headroom for further growth and many of the Group's niche markets are relatively resilient in terms of maintaining growth despite current economic conditions. Ultra's organic growth in 2009 will be augmented by the contributions and market synergies to be derived from the eight acquisitions made in 2008 which widen the portfolio and increase

the geographic reach of the Group.

Trading in the year to date has been in line with the Board's expectations. Ultra's order book was valued at over £800m at the end of February and continues to provide its customary level of visibility. Orders won in the year to date include:

- a contract from the US Navy for active and passive sonobuoys
- a further contract for surveillance systems to protect UK bases for current operations in Afghanistan
- an extension contract for Dascam, a business acquired in December 2008, to provide training services to the defence forces in Abu Dhabi, UAE

Ultra's balance sheet remains strong and there has been no significant change in the financial position of the Group since that reported as at 31 December 2008. While the Group will manage its rate of expenditure on acquisitions so as to maintain a strong balance sheet, Ultra continues to target companies with a proven track record, that have differentiated positions in growing, niche markets and that can be acquired at appropriate prices.

The current rates of exchange of the US and Canadian dollars against sterling will, if sustained, benefit the Group's results compared to 2008 through a favourable currency translation effect. With regard to currency transaction effects, Ultra uses hedging contracts to fix the local currency value of future foreign currency sales receipts. Following the significant exchange rate movements that occurred in the latter part of 2008, the Group has reviewed its level of hedging cover for the next two years and reduced it to match the expected net inflow of US dollars. This process has incurred one-off costs of around £12m net of tax that affect net debt. Ultra's reported headline profit before tax and operating cash flow are unaffected.

The Board is confident that Ultra's performance in the first half will be in line with expectations and that the Group will continue to make good progress in 2009.

Ultra will announce its interim results for the six months ending 30 June on 3 August 2009.

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4307
Douglas Caster, Chief Executive
Paul Dean, Group Finance Director designate www.ultra-electronics.com
information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis/James White

Cautionary Statement:

This announcement contains forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as anticipate, target, expect, estimate, intend, plan, goal, believe, will, may, should, would, could, is confident, or other words of similar meaning. Undue reliance should not be placed on any such statements because they speak only as at the date of this document and, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and Ultra's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. There is a number of factors which could cause actual results to differ materially from those expressed or implied in forward looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are, increased competition, the loss of or damage to one or more key customer relationships, changes to customer ordering patterns, delays in obtaining customer approvals for engineering or price level changes, the failure of one or more key suppliers, the outcome of business or industry restructuring, the outcome of any litigation, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in raw material or energy market prices, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, or the key timing and success of future acquisition opportunities or major investment projects.
Ultra undertakes no obligation to revise or update any forward looking statement contained within this announcement, regardless of whether those statements are affected as a result of new information, future events or otherwise, save as required by law and regulations.

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth.

Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty one businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.

Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.

Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.

Across the Group's three divisions, the major market sectors in which Ultra operates are:

• **battlespace IT**, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.

• **sonar systems**, expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.

• **civil and military aircraft equipment**, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.

• **specialist defence equipment**, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new

platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.
• **specialist civil systems and equipment**, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks.
The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Contract Win
Released	07:00 11-May-2009
Number	9780R07

RNS Number : 9780R
Ultra Electronics Holdings PLC
11 May 2009

Embargoed until 0700 11 May 2009

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra awarded $15m contract for battlespace IT system for Bahrain

Ultra announces that its Advanced Tactical Systems business based in Austin, Texas, has been awarded an initial contract worth about $15m to deliver an upgraded Command and Control ('C2') system for the Bahrain Defence Force ('BDF'). This contract has been awarded by the Foreign Military Sales (FMS) office of the US Marine Corps as part of a larger FMS package of work for Bahrain.

The contract is for Ultra to design, develop, build, deliver and support an upgraded C2 and microwave system for the BDF. The systems and equipment will be installed at five locations across the country and are expected to be completed in April 2010. Ultra will also provide in-country training and on-site field service support after system installation. There are two one-year options in the award which, if exercised, would bring the total contract value to $20.6m.

Ultra supplies real time C2 systems to the US and other armed forces

around the world, with more than 1,000 systems in service. The Group has key expertise in systems engineering, hardware and software as systems solutions for real-time C2 applications. Ultra is recognised as delivering industry-leading real-time C2 systems that seamlessly fuse tactical data link, radar and electronic intelligence data to give a combined battlespace picture. Systems supplied by Ultra are battle-proven in many theatres of operation.

Douglas Caster, Chief Executive of Ultra, commented:
"This contract demonstrates the confidence of the Bahrain Defence Force and the US Marine Corps in Ultra's proven capability to provide and support robust command and control systems that provide real-time tactical information in battle situations. These systems must work reliably under the most demanding circumstances in critical operational environments and this contract underpins Ultra's position as a strategic supplier of world-leading battlespace IT systems."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Paul Dean, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial 020 7067 0700
Susan Ellis / James White

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within more than twenty businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.
Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.

Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.

Across the Group's three divisions, the major market sectors in which Ultra operates are:

• **battlespace IT**, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.

• **sonar systems,** expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.

• **civil and military aircraft equipment**, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.

• **specialist defence equipment**, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.

• **specialist civil systems and equipment**, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File No.
82-34976 IC 93

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Acquisition
Released	07:00 21-May-2009
Number	6080S07

RNS Number : 6080S
Ultra Electronics Holdings PLC
21 May 2009

Embargoed until 0700 21 May 2009

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Ultra acquires French airport IT systems business for about €5m

Ultra announces the acquisition of Tisys SA ('Tisys'), a specialist airport IT systems business based in Annecy, France. Tisys employs ten staff and has focused on supplying systems to smaller airports throughout Francophone countries. Tisys will be absorbed into Ultra's existing Airport Systems business in the Information & Power Systems division.

Synergies will be derived from exploiting the Tisys range of IT solutions in Ultra's existing markets around the world and Ultra's range of solutions within Francophone countries. The Airport Systems business has operations in the UK, the USA, China, South Africa, Australia, New Zealand and Ireland. The Tisys product range includes software suites for revenue management and invoicing, flight information management and display, resource management and departure control.

Douglas Caster, Chief Executive, commented:

"I am pleased to have acquired the Tisys business. It is complementary to our existing Airport Systems operation and will broaden the Group's range of specialist capabilities in the airport IT systems market."

- Ends -

Enquiries:

Ultra Electronics Holdings plc 020 8813 4321
Douglas Caster, Chief Executive www.ultra-electronics.com
Paul Dean, Group Finance Director information@ultra-electronics.com

Weber Shandwick Financial
020 7067 0700
Susan Ellis / James White

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within more than twenty businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.

Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.

Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.

Across the Group's three divisions, the major market sectors in which Ultra operates are:

• **battlespace IT**, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.

• **sonar systems,** expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.

• **civil and military aircraft equipment**, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.

• **specialist defence equipment**, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.

• **specialist civil systems and equipment**, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for which demand continues driven by the need to expand and upgrade rail networks. The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

END

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File No.
82-34976 1C. 94

RECEIVED

2009 OCT 20 A 9:18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Acquisition
Released	07:16 08-Jul-2009
Number	3081V07

RNS Number : 3081V
Ultra Electronics Holdings PLC
08 July 2009

Embargoed until 0700 8 July 2009

Ultra Electronics Holdings plc
("Ultra" or "the Group")

ULTRA ACQUIRES AUSTRALIAN DEFENCE ELECTRONICS BUSINESS

Ultra announces the acquisition of Avalon Systems Pty Ltd ('Avalon'), based in Adelaide, South Australia.

Avalon specialises in the field of Electronic Warfare (EW), undertaking the design and manufacture of EW sub-systems and providing engineering consultancy services and through-life support. Its business is for the Australian Defence Force ('ADF'), either directly through contracts with the Commonwealth of Australia or indirectly as a subcontractor to prime contractors to the ADF. Avalon currently has contracts to supply equipment to all three services, Army, Navy and Air Force, as well as to the Defence Science & Technology Organisation (DSTO).

Ultra will pay a cash consideration on a debt and cash fee basis of A$16.5m. Since its foundation in 1995, Avalon has traded profitably with sales in the year to 30 June 2009 of about A$13m with an EBIT margin that will ensure that Avalon is accretive to Ultra's earnings. The acquisition will be financed using

Ultra's existing banking facilities.

Avalon is based at Mawson Lakes Technology Park in Adelaide. The business employs 22 people, of which 19 are professionals with tertiary qualifications in systems, electronics and computer engineering. Ultra is acquiring Avalon from its three directors and their respective partners. These founding directors will remain with the business under Ultra.

Ultra announced in November 2008 its receipt of a contract worth over £34m for the supply of three integrated sonar systems for the Air Warfare Destroyers (AWDs), which will be built in Adelaide. Ultra has committed to execute 50% of its contract value in Australia and the Group's team in Australia working on the design, build and support of the sonar systems will be based at the Avalon site. To allow for the planned expansion of Ultra's presence in Adelaide, the Group is also purchasing the plot of land adjacent to Avalon.

Ultra will exploit Avalon's differentiated technologies outside Australia. Avalon will also serve as a base from which Ultra will address not only the domestic Australian defence and security market but also other fast growing markets in the Asia Pacific area.

Avalon will be the main trading entity of Ultra Electronics Australia Pty, the Managing Director of which is Doug Burd. He has twenty years experience with Ultra, is a sonar specialist and, before relocating to Adelaide, was President of Ultra's Maritime Systems business in Canada. Ultra Electronics Australia Pty is part of the Group's Tactical & Sonar Systems division.

Douglas Caster, Chief Executive of Ultra, commented:
"I am pleased to bring Avalon into the Group as Ultra's first acquisition in Australia. It supports the Group's growth strategy by positioning Ultra in the Asia Pacific region. Avalon is a high quality business with significant potential for further development in its own right. It also provides the support infrastructure for Ultra's sonar team working on the integrated solution for the AWDs."

- Ends-

Enquiries:

Ultra Electronics Holdings plc
020 8813 4321
Douglas Caster, Chief Executive
www.ultra-electronics.com

Paul Dean, Group Finance Director
information@ultra-electronics.com

Weber Shandwick Financial
020 7067 0700
Susan Ellis / James White

Further information about Ultra:

Ultra Electronics is an internationally successful defence and aerospace company with a long, consistent track record of development and growth. Ultra businesses constantly innovate to create solutions to customer requirements that are different from and better than those of the Group's competitors. The Group has over one hundred distinct market or technology niches within its twenty five businesses. The diversity of niches enables Ultra to contribute to a large number of defence, aerospace and civil platforms and programmes and provides resilience to the Group's financial performance.

Ultra has world-leading positions in many of its niches and, as an independent, non-threatening partner, is able to support all of the main prime contractors with specialist capabilities and solutions. As a result of such positioning, Ultra's systems, equipment or services are often mission-critical to the successful operation of the platform to which they contribute. In turn, this mission-criticality secures Ultra's positions for the long term which underpin the superior financial performance of the Group.

Ultra offers support to its customers through the design, delivery and support phases of a programme. Ultra businesses have a high degree of operational autonomy where the local management teams are empowered to devise and implement competitive strategies that reflect their expertise in their specific niches. The Group has a small head office and executive team that provide to the individual businesses the same agile, responsive support that they provide to customers as well as formulating Ultra's overarching, corporate strategy.

Across the Group's three divisions, the major market sectors in which Ultra operates are:

• **battlespace IT**, summarised as being the systems and equipment that allows coalition commanders to have an integrated, real-time picture of the disposition of friendly and enemy forces that is better than the one available to the enemy. This information superiority underpins rapid decision making which, together with effective command, control and communications, translates into military superiority. The use of battlespace IT is fundamental to the implementation of the military doctrines of 'network-centric warfare' or 'network-enabled capability' that are seen as transformational in the capability to win future battles. Expenditure on battlespace IT equipment therefore continues to represent an increasing share of the total defence budget in the main markets in which Ultra operates.

• **sonar systems,** expanding Ultra's traditional world-leading airborne anti-submarine warfare capability into broader activities in the underwater battlespace. These include integrated ship and submarine sonar systems, persistent seabed-deployed sensor arrays, torpedo defence and sea mine disposal systems. The fact that over forty countries have, between them, more than four hundred highly capable, stealthy submarines is continuing to focus expenditure in this sector.

• **civil and military aircraft equipment**, Ultra provides specialist sub-systems and equipment for military and civil aircraft. The main military aircraft programmes on which Ultra equipment is fitted continue to have political support, underpinned by consistent financial commitment. For civil aircraft, record order intake performance by all major aircraft manufacturers underpins increasing build rates for the medium term.

• **specialist defence equipment**, including power conversion and signature systems for naval ships and submarines. Ultra's specialist capability in high integrity controls for submarine nuclear reactors is included in this sector, for which there is continuing commitment to new platforms and the upgrade of existing boats. Ultra also supplies advanced sub-systems for modern armoured vehicles including those for electrical power management, indirect vision and weapon control. The need for increased mobility and force protection is driving a number of large military vehicle procurements in Ultra's main markets.

• **specialist civil systems and equipment**, including Ultra's advanced airport IT solutions. Airline passenger growth around the world is driving continuing expansion and upgrade of airport infrastructure. Ultra supplies trackside power equipment for rail transit systems, for

which demand continues driven by the need to expand and upgrade rail networks.
The UK market for nuclear power generation is expanding and Ultra's offering derived from its equivalent military capability is well positioned to benefit.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Story

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Company	Ultra Electronics Holdings PLC
TIDM	ULE
Headline	Interim Results
Released	07:00 03-Aug-2009
Number	7043W07

RNS Number : 7043W
Ultra Electronics Holdings PLC
03 August 2009

Embargoed until
0700
3 August 2009

Ultra Electronics Holdings plc
("Ultra" or "the Group")

Interim Results for the Six Months to 30 June 2009

FINANCIAL HIGHLIGHTS

	Six months to 30 June 2009	Six months to 30 June 2008	**Change**
Revenue	**£325.5m**	£231.9m	**+40%**
Headline operating profit(1)	**£44.3m**	£32.5m	**+36%**
Headline profit before tax(2)	**£40.2m**	£30.4m	**+32%**
IFRS profit before tax	***£62.9m***	*£23.2m*	***+171%***
Headline earnings per share(2)	**43.4p**	32.6p	**+33%**
Dividend per share	**9.6p**	8.0p	**+20%**

(1) before amortisation of intangibles arising on acquisition and profit on disposal of property, plant and

equipment net of property-related provisions. IFRS profit from operations £34.6m (2008: £28.7m). See Note 4 for reconciliation.
(2) before amortisation of intangibles arising on acquisition, fair value movements on derivatives, profit on disposal of property, plant and equipment net of property-related provisions and loss on closing out foreign currency hedging contracts. Basic EPS 67.7p (2008: 25.2p). See Note 4 for reconciliation.

- Strong Group performance driven by broad portfolio of specialist activities
  - resilience against softness in commercial markets
  - strong organic growth at constant currencies
    - revenue: +10%
    - operating profit: +11%
- Continuing investment to drive future growth
- Headline operating margin maintained at about 14%
- Contribution from acquisitions
  - successful integration of businesses acquired in 2008
  - three small acquisitions announced in the year to date for consideration of £13m
- Operating cash conversion* of 75% underpinning robust balance sheet
- Order book of £767m, up 19% and providing good level of visibility

Douglas Caster, Chief Executive, commented:
"The strong results for the period underline the success of Ultra's strategy of focusing on long-term growth. This is achieved through the continued investment in a portfolio of differentiated products and services which are positioned on a wide range of international platforms and programmes in the defence, security, transport and energy markets. This creates a flywheel effect that ensures continued and consistent progress for Ultra, despite market fluctuations. In the year to date, the Group has invested in new products, in business development and in acquisitions; this has expanded Ultra's spread of specialist capabilities and extended the Group's geographic footprint.

In summary, Ultra has a track record of driving organic growth, successfully integrating acquisitions, winning new business and executing contracts effectively. The Group operates in high growth market sectors, has a broad portfolio of positions on long-term programmes and is expanding its geographic reach. These factors give the Board confidence in the continuing progress of the Group."

INTERIM MANAGEMENT REPORT

This Interim Management Report ("IMR") has been prepared solely to provide additional information to enable shareholders to assess Ultra's strategies and the potential for those strategies to be fulfilled. It should not be relied upon by any other party or for any other purpose.

This IMR contains certain forward-looking statements. Such statements are made by the Directors in good faith based on the information available to them at the time of their approval of this report, and they should

be treated with caution due to the inherent uncertainties underlying such forward-looking information.

This IMR has been prepared for the Group as a whole and therefore gives greatest emphasis to those matters which are significant to Ultra when viewed as a complete entity.

OVERVIEW

Ultra's strong revenue growth in the period demonstrated the benefit of having a broad portfolio of niche activities, many of which have grown rapidly. Excluding acquisitions, Ultra invested £18.9m in the period to drive future growth, up from £13.6m in the same period in 2008 while achieving an operating margin of 13.6%.

FINANCIAL RESULTS

		Six months ended 30 June 2009 £m		Six months ended 30 June 2008 £m	Growth
Order book					
- Aircraft & Vehicle Systems	**213.3**		195.1		+9.3%
- Information & Power Systems	**204.7**		134.5		+52.2%
- Tactical & Sonar Systems	**349.4**		315.6		+10.7%
Total order book		**767.4**		645.2	+18.9%
Revenue					
- Aircraft & Vehicle Systems	**83.7**		58.9		+42.1%
- Information & Power Systems	**101.0**		66.0		+53.0%
- Tactical & Sonar Systems	**140.8**		107.0		+31.6%
Total revenue		**325.5**		231.9	+40.4%
Headline operating profit					
- Aircraft & Vehicle Systems	**10.9**		9.3		+17.2%
- Information & Power Systems	**11.5**		9.3		+23.7%
- Tactical & Sonar Systems	**21.9**		13.9		+57.6%
Total headline operating profit		**44.3**		32.5	+36.3%
Headline operating margin					
- Aircraft & Vehicle Systems	**13.0%**		15.8%		
- Information & Power Systems	**11.4%**		14.1%		
- Tactical & Sonar Systems	**15.6%**		13.0%		
Total headline operating margin		**13.6%**		14.0%	
Interest		**(4.1)**		(2.1)	+95.2%
Headline profit before tax		**40.2**		30.4	+32.2%
Operating cash flow		**33.3**		24.9	
Cash conversion*		**75%**		77%	

Net debt* at period-end	**68.1**	53.7	
Bank interest cover	**16.7x**	19.5x	
Headline earnings per share	**43.4p**	32.6p	+33.1%

Note

operating cash flow* *is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases.*
cash conversion* *is cash generated by operations, less net capital expenditure, R&D and LTIP share purchases as % of profit from operations before amortisation of intangibles arising on acquisition and profit on disposal of property, plant and equipment net of property-related provisions.*
net debt* *comprises bank overdrafts and loans less cash and cash equivalents.*

Revenue was 40% higher at £325.5m (2008: £231.9m). Organic growth at constant exchange rates was 10% and favourable currency effects contributed 14%. The remaining 16% growth came from acquisitions reflecting the successful integration of businesses acquired in 2008, most of which were acquired in the second half of the year.

Headline operating profit increased 36% to £44.3m (2008: £32.5m). Organic growth at constant exchange rates was 11% while favourable currency effects contributed 15%. Acquisitions contributed the remaining 10%.

Net interest payable was 95% higher at £4.1m (2008: £2.1m) reflecting higher borrowings as a result of increased acquisition spending in the twelve months since June 2008.

Headline profit before tax was £40.2m (2008: £30.4m), an increase of 32% and the Group's effective tax rate in the period was 26.5% in the period (2008: 27.1%). Consequently, headline earnings per share increased 33% to 43.4p (2008: 32.6p).

Operating cash conversion* was 75% (2008: 77%). The Group's customary focus on cash management has resulted in reduced inventory compared to the start of the period.

Reported profit before tax increased by 171% to £62.9m (2008: £23.2m). Ultra's IFRS profit before tax reflected the combined effects of headline operating profit, foreign exchange (profit of £32.5m), property-related profit of £5.0m and the amortisation of intangibles (loss of £14.7m). As noted in April's Interim Management Statement, the process of matching hedging cover to the expected net inflow of US dollars incurred one off costs of £15.9m which have impacted net debt. Tax relief reduces the net impact on statutory profit after tax to £11.4m (2008: nil). The profit impact of the fair value movement on derivatives was £48.4m (2008: loss of £3.4m). During the period the Group completed the sale of the old site at Rugeley, UK and reviewed the level of its provisions for dilapidations at certain leasehold properties. The net property-related profit

was £5.0m (2008: nil). The effect of the amortisation of intangibles arising on acquisition was a loss of £14.7m (2008: loss of £3.8m).

Net debt* at the end of the period was £68.1m compared to £53.7m at the end of June 2008. Total cash expenditure on acquisitions in the twelve month period was £43.5m. The Group's balance sheet remains strong, with net interest payable on borrowings covered approximately 17 times by headline operating profit.

The Group has a revolving credit facility of £200m of which £120m is due for renewal in November 2010. Discussions have started with the syndicate of banks that provide the facility, all of which have indicated a willingness to renew it. It is anticipated that the Group will have agreed its funding position before the year end.

The proposed interim dividend is 9.6p, an increase of 20%, which will be paid on 25 September to shareholders on the register on 21 August 2009.

The order book at the end of the period was £767.4m, an increase of 19% over the value at the same time last year and an increase of 12% at constant currencies. Within this total, firm order cover for the next twelve months trading has been maintained at its customary level of above 60%.

INVESTING FOR GROWTH

Ultra continued to invest to support its strategy to deliver long-term growth. These investments in the period were in new products and services, in new business development as well as in acquisitions.

The Group continues to invest in the Boeing 787 and Airbus A400M aircraft programmes which will contribute to growth in the medium and long term. The Group also invested in developing the next generation of battlespace communications equipment. In the period Ultra's internal investment to drive future growth totalled £18.9m, up from £13.6m in 2008.

As planned, the rate of acquisition spending slowed from that experienced in 2008. Those acquisitions made last year have been successfully integrated into the Group. Since the start of 2009 Ultra has made three acquisitions; Tisys SA ('Tisys') in France; Avalon Systems Pty Ltd. ('Avalon') in Australia and Xerion Systems Inc. ('Xerion') in the USA. They have enhanced the Group's portfolio of offerings and extended the Group's geographic reach. The total cash consideration in the period for these acquisitions was £13.0m, financed using Ultra's existing facilities. Their contribution to the Group's

performance in the first half of 2009 was not material.

- Tisys is a specialist airport IT systems business based in Annecy, France, offering software applications, mainly for small airports, that provide revenue management and invoicing, flight information management and display, resource management and departure control. It is part of Airport Systems in the Group's Information & Power Systems division.

- Avalon, based in Adelaide, South Australia specialises in electronic warfare sub-systems, engineering consultancy and through-life support for the Australian Defence Force. Ultra's team in Australia working on the design, build and support of the sonar system for the new Australian destroyers will be based at the Avalon site. It is part of Ultra Electronics Australia Pty in the Group's Tactical & Sonar Systems division.

- Xerion, based in Rochester, New York makes a range of digital glass-cockpit displays suitable for use in general aviation aircraft. The completion of this small acquisition is subject to US regulatory approval which is expected by the end of August. Xerion will be subsumed into Ultra's Flightline Systems business, also based in Rochester, in the Tactical & Sonar Systems division.

BOARD CHANGES

In the period Paul Dean joined the Group board, succeeding David Jeffcoat as Group Finance Director and Sir Robert Walmsley replaced Andrew Walker as a non-executive director.

OPERATIONAL REVIEW

Aircraft & Vehicle Systems

Revenue in Aircraft & Vehicle Systems increased by 42% to £83.7m compared to £58.9m in 2008 and headline operating profit increased 17% to £10.9m (2008: £9.3m). The contribution from Dascam, acquired late in 2008, augmented strong organic revenue growth across the division. The order book at the end of the period was £213.3m (2008: £195.1m).

Strong demand was sustained in the US for the Group's specialist hand

controls for remote weapon stations for armoured vehicles and for the HiPPAG airborne compressor. Funded development continued in the period for Ultra's ice protection system for the F-135 engine for the Joint Strike Fighter and for the UK government's National Resilience Extranet. Two main factors diluted the margin in the division. The first of these was continued investment in the Boeing 787, Airbus A400M and Gulfstream G650 programmes, for which development costs were written off. The focus of the investment for the 787 was the final qualification of the system and in facilities to support production. The main software elements of these programmes have been completed; this contributed to a downturn in the volume of Ultra's development activity for high integrity software. This impacted the operating margin in the division and costs were incurred in adjusting the capacity appropriately.

Highlights of the division's performance in the period that will underpin continuing growth included:

- selection by Sumitomo to supply landing gear and steering control systems for Mitsubishi's new regional jet

- agreement with the customers that the resourcing levels should be increased for Ultra's training and consultancy projects in the UAE with the General HQ and the Critical National Infrastructure Agency